

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

October 2, 2009

<u>Via U.S. Mail and facsimile to (215) 286-7400</u>

Mr. Brian L. Roberts
Chairman and CEO
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103-2838

> **Re: Comcast Corporation
> Form 10-K for the year ended December 31, 2008
> Filed February 20, 2009
> File No. 001-32871**

Dear Mr. Roberts:

We have completed our review of your filing and, at this time, have no further comments.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director